UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-39937

ZIM Integrated Shipping Services Ltd.
(Exact Name of Registrant as Specified in Its Charter)

9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
+972 (4) 865-2000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐     No ☒

On August 19, 2026, ZIM Integrated Shipping Services Ltd. (the “Company”) issued a press release announcing its consolidated results for the three and six months ended on June 30, 2026. A copy of this press release and the Company’s condensed consolidated unaudited interim financial statements for the period ended on June 30, 2026, are attached herewith as Exhibit 99.1 and Exhibit 99.2, respectively. In addition, an investor presentation dated August 19, 2026, is attached herewith as Exhibit 99.3.

The information in this Form 6-K (including Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM INTEGRATED SHIPPING SERVICES LTD.

By:	/s/ Noam Nativ
Noam Nativ
EVP General Counsel and Corporate Secretary

Date: August 19, 2026

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Press Release dated August 19, 2026
99.2	Condensed consolidated unaudited interim financial statements for the period ended on June 30, 2026
99.3	Investor presentation dated August 19, 2026